January 21, 2005

MAIL STOP 0511

via U.S. mail and facsimile

Andrei Krioukov, President
Boss Minerals, Inc.
318 Homer Street, Suite 400
Vancouver, British Columbia
Canada V6B 2V2

Re:      Boss Minerals, Inc.
Form SB-2, Amendment 1, filed December 23, 2005
      File No.:  333-120682

Dear Mr. Krioukov:

	We have the following comments on your amended filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the
Commission stated that it would "scrutinizeofferings for attempts to create the appearance that the registrant1/4has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates the following: that you are an exploration stage company; that you have no revenues to date; that you currently have only an option to explore 20 claims; that you have no information on the property other than reports and filings by others;
that you have not performed any work on the property to date; that you have paid only $3,000 for the option up to the present time; that your assets consist of the option and $18,309 in cash; that you have disclosed that you do not currently have any arrangements for financing and may not be able to find such financing if required; that you have disclosed that neither Mr. Krioukov nor Mr. Jirniaguine has any "professional training or technical credentials in the exploration, development and operation of mines"; and that Mr. Krioukov has significant experience with, and devotes the majority of his time to, accounting and working with public companies.

In view of the foregoing, your business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout the prospectus to comply with Rule 419 of Regulation C or provide, in the prospectus, a detailed explanation as to why Rule 419 does not apply to your company and this offering and that the company has no intention of entering into a merger or acquisition within the next twelve months.
2. Please include the Commission`s file number on the cover page of the registration statement.

Risk Factors

3. Disclose in a risk factor and, also, in the "Description of Business" section the following: that neither Mr. Krioukov nor Mr. Jirniaguine has any "professional training or technical credentials in the exploration, development and operation of mines"; and that Mr.
Krioukov has significant experience with, and devotes the majority of his time to, accounting and working with public companies.

Directors, Executive Officers, Promoters and Control Persons, page
13

4. It appears there are other businesses to which Mr. Krioukov is making a significant contribution even though he might not be named as an executive officer, for example, Overseas Public. Please include in the disclosure in this section his position with each of the other companies.
5. Please ensure that, for each university and workplace you have referenced in this section, you disclose the city and country where it is located.

Mosquito King Property Option Agreement, page 17

6. We note that you have revised your disclosure in the second paragraph of this section to include the following: "Once we have made all of the above payments, we will be deemed to have exercise
(sic) the option and will have acquired a 100% interest in the Mosquito King property." Please revise the sentence to clarify that the option is for mineral claims only.

Title to the Mosquito King Property, page 17

7. Please revise the dollar amount in the third sentence of the first paragraph of this section, which sentence states:

"If we do not complete at least $o (sic) in exploration work on the claims by this date, Craig A. Lynes will no longer be the owner of the claims and we will have breached a term of our option agreement that requires us to keep the claims in good standing."

Description of Business, page 17

8. We have reviewed your response to our prior comment 11. In the first paragraph of this section, please clarify for the lay person the meaning of the following: "In order to determine the legal feasibility of the property, we must complete a survey of the mineral claims comprising the Mosquito King property in order to ensure that the mineralization that we intend to exploit is within the claims
(sic) boundaries." In addition, add a risk factor regarding this uncertainty.

Geological Assessment Report:  Mosquito King Property, page 19

9. Please repeat in the disclosure Dr. Molak`s statement that the report does not comply with the National Instrument 43-101. Also, explain what the National Instrument 43-101 is.

Exhibits

10. We note that you have filed a form of subscription agreement in response to our prior comment 28. Please file each agreement.
Engineering Comments

11. Insert a small-scale map showing the location and means of access to your property. This map should include an index map showing where the property is situated in relationship to the state or province, etc., in which it was located. Note that SEC`s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for our review.
12. Remove the technical report attached as an exhibit. Industry Guide 7 specifically prohibits technical studies being attached to registration statements.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Angela Halac at 202-824-5683 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 942-1946 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies


cc:  	Andrei Krioukov, President
      Facsimile 604-602-7593



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Boss Minerals, Inc.
January 21, 2005
Page 4